UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Dutchess Holdings Corp.
(Name of Issuer)
Common Stock, par value $.0001 per share
(Title of Class of Securities)
None
(CUSIP Number)
Intuitive Venture Partners, LLC
122 E 42nd Street, Suite 1616, New York, NY, 10168
Attn: Timothy J. Herrmann
212-661-8786
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 31, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. None	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Intuitive Venture Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 27-1401854
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,000,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0% (see footnote 1)
14	TYPE OF REPORTING PERSON OO

1 - Based upon 5,000,000 shares of Issuer’s common stock which the Reporting Person has reason to believe were outstanding on November 7, 2014.

SCHEDULE 13D

CUSIP No. None	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS David G. Landskowsky I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,000,000 (see footnote 2)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,000,000 (see footnote 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 (see footnote 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0% (see footnote 1)
14	TYPE OF REPORTING PERSON IN

2 - Each of David G. Landskowsky, Todd W. Harrigan, Eric M. Rubenstein, Timothy J. Herrmann, Aaron M. Segal and Scott T. Cardone are partners in Intuitive Venture Partners, LLC and as such may be deemed to have shared voting and dispositive power over the 5,000,000 shares of the Issuer’s common stock beneficially owned by Intuitive Venture Partners, LLC. However, each such person disclaims beneficial ownership over such shares of the Issuer’s common stock.

SCHEDULE 13D

CUSIP No. None	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Todd W. Harrigan I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,000,000 (see footnote 2)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,000,000 (see footnote 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 (see footnote 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0% (see footnote 1)
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. None	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Eric M. Rubenstein I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,000,000 (see footnote 2)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,000,000 (see footnote 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 (see footnote 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0% (see footnote 1)
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. None	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Timothy J. Herrmann I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,000,000 (see footnote 2)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,000,000 (see footnote 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 (see footnote 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0% (see footnote 1)
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. None	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS Aaron M. Segal I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,000,000 (see footnote 2)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,000,000 (see footnote 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 (see footnote 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0% (see footnote 1)
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. None	Page 8 of 10 Pages

1	NAMES OF REPORTING PERSONS Scott T. Cardone I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,000,000 (see footnote 2)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,000,000 (see footnote 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 (see footnote 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0% (see footnote 1)
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. None	Page 9 of 10 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $.0.0001 per share (the “Common Stock”) of Dutchess Holdings Corp. with principal executive offices located at c/o Intuitive Venture Partners, LLC, 122 E 42nd Street, Suite 1616, New York, NY 10168 (the “Issuer” or “Company”).

Item 2. Identity and Background.

(a)          The names of the reporting persons are Intuitive Venture Partners, LLC (“Intuitive”), David G. Landskowsky (“Landskowsky”), Todd W. Harrigan (“Harrigan”), Eric M. Rubenstein (“Rubenstein”), Timothy J. Herrmann (“Herrmann”), Aaron M. Segal (“Segal”) and Scott T. Cardone (“Cardone”, each a “Reporting Person” and collectively, the “Reporting Persons”). None of the Reporting Persons is considered to be part of a group, and this Schedule 13D has been filed by the Reporting Persons as a joint filing pursuant to Rule 13d–1(k)(1) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

(b)          The business address of the Reporting Persons is c/o Intuitive Venture Partners, LLC, 122 E 42nd Street, Suite 1616, New York, NY 10168.

(c)          Each of Messrs. Landskowsky, Harrigan, Rubenstein, Herrmann, Segal and Cardone are partners in Intuitive, a private equity/venture investment bank.

(d)          During the last five years none of the Reporting Persons was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Intuitive is formed in Delaware. Messrs. Landskowsky, Harrigan, Rubenstein, Herrmann, Segal and Cardone are each a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On October 31, 2014, the Company issued 5,000,000 shares of Common Stock to Intuitive in consideration for $30,000 as part of a change in control transaction. As part of the transaction, Mr. Landskowsky was appointed President of the Company and Mr. Harrigan was appointed Treasurer and Secretary of the Company, effective October 31, 2014. Mr. Landskowsky was also elected as director of the Company, effective November 11, 2014.

Item 4. Purpose of Transaction.

As described in Item 3 above, the purpose of the transaction was the result of a change in control transaction.

Item 5. Interest in Securities of the Issuer.

(a), (b)    Intuitive is the beneficial owner of 5,000,000 shares (100.0%) of outstanding Common Stock. Each of Messrs. Landskowsky, Harrigan, Rubenstein, Herrmann, Segal and Cardone are partners in Intuitive and as such may be deemed to have shared voting and dispositive power over the 5,000,000 shares of the Issuer’s common stock beneficially owned by Intuitive Venture Partners, LLC. However, each such person disclaims beneficial ownership over such shares of the Issuer’s common stock.

(c)          The information contained in Items 3 and 4 above is hereby incorporated herein by reference in its entirety.

(d), (e)    Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

SCHEDULE 13D

CUSIP No. None	Page 10 of 10 Pages

Item 7. Material to Be Filed as Exhibits.

1. Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

INTUITIVE VENTURE PARTNERS, LLC

Date:	November 10, 2014	By:	/s/ David G. Landskowsky
David G. Landskowsky
President

Date:	November 10, 2014		/s/ David G. Landskowsky
David G. Landskowsky

Date:	November 10, 2014		/s/ Todd W. Harrigan
Todd W. Harrigan

Date:	November 10, 2014		/s/ Eric M. Rubenstein
Eric M. Rubenstein

Date:	November 10, 2014		/s/ Timothy J. Herrmann
Timothy J. Herrmann

Date:	November 10, 2014		/s/ Aaron M. Segal
Aaron M. Segal

Date:	November 10, 2014		/s/ Scott T. Cardone
Scott T. Cardone

JOINT FILING AGREEMENT

The undersigned, the Reporting Persons named in this Schedule 13D (the “Schedule 13D”), hereby agree that the Schedule 13D is filed on behalf of each of them and that each Reporting Person is responsible for the timely filing of any amendments to the Schedule 13D. Each Reporting Person further agrees that each of them is responsible for the completeness and accuracy of the information concerning such Reporting Person, respectively, contained in the Schedule 13D and that each of them is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 10th day of November, 2014.

INTUITIVE VENTURE PARTNERS, LLC

Date:	November 10, 2014	By:	/s/ David G. Landskowsky
David G. Landskowsky
President

Date:	November 10, 2014	/s/ David G. Landskowsky
David G. Landskowsky

Date:	November 10, 2014	/s/ Todd W. Harrigan
Todd W. Harrigan

Date:	November 10, 2014	/s/ Eric M. Rubenstein
Eric M. Rubenstein

Date:	November 10, 2014	/s/ Timothy J. Herrmann
Timothy J. Herrmann

Date:	November 10, 2014	/s/ Aaron M. Segal
Aaron M. Segal

Date:	November 10, 2014	/s/ Scott T. Cardone
Scott T. Cardone